EXHIBIT 12.2
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings:

Income before gain on sale of land, income from joint ventures and minority interests	$125,568	$97,503	$80,535	$68,188	$53,732
Fixed charges before preferred distributions	72,658	61,376	49,092	44,203	41,678
Distributions from equity investments	2,262	1,239	874	855	811
Capitalized interest	(797)	(494)	(100)	(160)	(688)

Adjusted Earnings	$199,691	$159,624	$130,401	$113,086	$95,533

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$70,951	$60,505	$48,866	$43,749	$40,011
Interest income	910	377	126	294	979
Capitalized interest	797	494	100	160	688
Preferred distributions	28,266	21,312	11,857	11,353	6,213

Combined Fixed Charges and Preferred Distributions	$100,924	$82,688	$60,949	$55,556	$47,891

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.0x	1.9x	2.1x	2.0x	2.0x